UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                                                          Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo April Operational Update dated 03 May 2024

Press Release

3 May 2024

Argo Blockchain plc

("Argo" or "the Company")

April Operational Update

Grant of Equity Awards

Argo Blockchain plc (LSE: ARB; Nasdaq: ARBK), a global leader in cryptocurrency mining, is pleased to provide the following operational update for April 2024.

During the month of April, the Company mined 99 Bitcoin, or 3.3 Bitcoin per day (March 2024 - 103 Bitcoin). Daily Bitcoin production in April remained the same as the prior month despite the Bitcoin halving occurring on 19 April 2024. This is primarily due to a temporary but significant spike in transaction fees in the days immediately following the halving.

Mining revenue in April 2024 amounted to $6.6 million, a decrease of 6% compared to the prior month (March 2024: $7.0 million).

As of 30 April 2024, the Company held digital assets worth the equivalent of 12 Bitcoin.

Grant of Equity Awards

On 9 March 2024, the Company granted 7,372,184 Restricted Stock Units ("RSUs") to certain employees in accordance with the 2022 Equity Incentive Plan approved by shareholders at the Company's 2022 Annual General Meeting. The RSUs vest over a three-year period, with first vesting occurring six months from the date of grant (at which point 6/36ths vest) and, thereafter, the RSUs vest at a rate of 3/36th per quarter for the remainder of the vesting period subject to the continued employment of the grantee.

On 9 March 2024, the Company also granted 172,867 Performance Stock Units ("PSUs") to certain employees in accordance with the 2022 Equity Incentive Plan approved by shareholders at the Company's 2022 Annual General Meeting. The PSUs vest over a three-year period, with first vesting occurring six months from the date of grant (at which point 6/36ths vest) and, thereafter, the PSUs vest at a rate of 3/36th per quarter for the remainder of the vesting period subject to the continued employment of the grantee and satisfaction of the corresponding performance conditions.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 May, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer